INVEST IN **CAREVERSE.AI (BY CARE ACCESS PBC)**

Making Care Ridiculously Easy


careverse
AI-POWERED CARE COORDINATION
Right Provider
Matched by need, not ads
Coverage & Cost
Verified in real time
Booked
Instantly
Follow-up
Tracked every step
One platform.
Patients and providers aligned.
Everything handled.

careaccesspbc.com Washington, DC

Technology | Marketplace | B2B | Healthcare | SaaS

Highlights

1. Turns symptoms into verified, scheduled care
2. Live AI triage and provider matching (demo-ready)
3. Coverage and cost clarity before booking
4. Pilot launching Q2 2026 with multi-provider practice
5. HIPAA-ready, consent-based data architecture
6. Built and self-funded prior to raising capital
7. Experienced team from UHC, Elevance, BCBSA, and SaaS
8. Pharmacy and medical transport integrations in development

Featured Investors



Scott McNally Follow

Hi. I am a business owner/seller, an accredited investor, have a MS in IT from U of Colorado, avid sports and live music fan, and love investing in solid start ups!

"Healthcare isn't broken—each step keeps getting better. There are great solutions for finding care, verifying coverage, ordering tests, and managing follow-ups. In many ways, the individual runners in the race have never been faster.

But the system still breaks in the handoffs between them. Data doesn't carry forward, context gets lost, and the next step isn't clear or executed. That's where care falls apart.

Careverse focuses on the gaps. Think of it like a relay race—they're not trying to make the runners faster. Careverse makes sure the baton never gets dropped. By connecting providers, data, and workflow, they ensure each step leads seamlessly to the next, so care actually gets done. That's why I invested early."



Jeff Whedon Follow Invested $50,000

Experienced aviation professional with a diverse portfolio of investments in real estate and commercial equities.

"Careverse isn't just another app—it's building the coordination layer healthcare has been missing. When this works, accessing care becomes simpler, faster, and more human. Proud to back this team early."

Team



Alex Shchekin FOUNDER, CEO

A passionate builder with a track record across tech, logistics, media, and nonprofit innovation—bringing bold ideas to life, scaling fast-moving ventures, and solving complex challenges with energy, creativity, and relentless execution.

linkedin.com



David Corso HEAD OF PARTNERSHIPS

35+ years scaling healthcare in complex, regulated markets. Led partnerships & commercial strategy at BCBSA, UnitedHealthcare, and Elevance, focused on interoperability and data-driven services that turn fragmented systems into coordinated care at scale.



Kevin Krasovic HEAD OF FINANCE

Kevin has spent 25 years in finance across venture capital, private equity and M&A. His passion is to help startups realize their growth stories. He was part of the senior team that sold Cortera (SaaS financial data provider) to Moody's in 2021.



Brian Jaques HEAD OF PRODUCT

Experienced in strategy, workforce analytics, and tech deployment, Brian blends public-sector insight with cutting-edge solutions like quantum, ERP optimization, and systems leadership to drive innovation, efficiency, and impactful results.



Max Zakopailov CHIEF ARCHITECT - HEAD OF PLATFORM

Max Zakopailov is a seasoned engineering leader with 13+ years in mobile gaming and tech startups. As CTO at Liloshop.io and co-founder of uniQore, he's led teams, built scalable systems, and driven hands-on product and technical innovation.



Enric Grau-Luque, PhD HEAD OF DATA SCIENCE

Enric Grau-Luque, PhD, integrates AI and ML with advanced spectroscopic research for photovoltaics. He is passionate about open-source science, with projects like spectrapepper and pudu, making AI-driven materials research accessible and reproducible.



Dr. Abby Berens CHIEF MEDICAL OFFICER

Past President, Broward County Medical Association Specialist in Dermatologic & Cosmetic Laser Surgery Recognized Fellow of the American Academy of Family Physicians. Proven leader in regional medical governance and professional development.



Brooke Bonk HEAD OF BRANDING

A strategic powerhouse who transformed Fortune 500 marketing performance and drove 50%+ YoY growth for global CPG brands. Masters complex challenges with data-driven precision and consistently delivers breakthrough results.



Joey Hamer HEAD OF GROWTH

A transformative growth leader who scaled AI solutions to 60K+ users and drove enterprise ROI from 9x to 40x+ at major tech companies (Oracle, Mediaocean). AI strategy, automation, and human-centered design with a passion for wellness.

Memo


careverse
Getting Care Done — From Start to Finish
Careverse connects every step in the care journey so nothing gets lost in between.
Search
AI Guidance
Referral
Handoff Breaks
Care Happens
Care doesn't fail at the steps.
It fails in the handoffs between them.
Information doesn't carry forward.
The next step isn't clear or completed.
Patients and providers reconnect everything manually.

Care exists — but doesn't happen when it should.

One connected system. Every step. Better outcomes.

careverse

02 The Problem

Getting care today is harder than it should be.

Not because there aren't solutions—
but because nothing connects them.

You web search. You get AI guidance. You get referred.
But between each step, something breaks.

1 **Search** — Looking for answers

2 **AI Guidance** — Understanding options

3 **Referral** — Finding the right provider

4 **Follow-up** — Getting care and results

Between each step, the handoffs break:

1. **Information doesn't carry forward.**
Important details get lost between systems, forms, and conversations.

2. **The next step isn't clear or completed.**
No one ensures what happens next, so steps get missed.

3. **Patients and providers are forced to reconnect everything manually.**
Teams spend time chasing information instead of delivering care.

Care doesn't fail at the steps.
It fails in the handoffs between them.

careverse

03 The Human Cost

For Patients. For Providers.

When the system breaks, everyone pays the price.

For Patients
Uncertainty leads to delay and drop-off.



Don't know what's right
Too many options. No clarity.

Don't know what it costs
Coverage and cost are hard to find and understand.

Don't know who to trust
Hard to know which provider is best.

For Providers
The system works against you.



Time is lost
Coordinating follow-ups and next steps.

Data is fragmented
Information lives in multiple systems that don't talk.

Staff must reconnect manually
Teams chase information instead of delivering care.

Don't know what to do next
Next steps aren't clear or get missed.

So people **delay care**, make the **wrong choice**, or **drop out** entirely.

Patient acquisition is expensive and inconsistent
Hard to predict. Hard to scale.

Instead of delivering care, teams are forced to manage the **gaps between steps**.

The Result

Care exists—but doesn't happen when it should.

Care isn't the problem.
The **handoff between steps** is.

careverse

The Execution Gap

Search finds. AI explains. Careverse executes.

Information and understanding are not enough.
Care gets done through execution.

SEARCH
Finds information

knee pain specialist

Information, not action
Doesn't know your coverage, availability, or what comes next.

AI
Explains options

What are my treatment options for knee pain?

Here are some common treatment options...

Understanding, not action
Provides guidance, but doesn't coordinate or complete anything.

CARE (Today)
Requires manual work

Neither information nor action
Leads to delays, rework, confusion, and drop-offs.

CAREVERSE: The Execution Layer

Turns information and intent into coordinated, completed care.

1. **Input** — Patient shares symptoms and context.
2. **Match** — We verify coverage, availability, and match the right provider.
3. **Book** — Appointment automatically scheduled and confirmed.
4. **Track** — Results, visits, and care steps are tracked in real time.
5. **Complete** — Follow-up and next steps are coordinated to close the loop.

Right data | Right provider | Right time | Right next step | Right outcome

The system doesn't fail from lack of insight.
It fails from lack of execution.

Where Careverse Sits

Careverse is the orchestration layer that connects and coordinates the entire care ecosystem.

USERS

Patients	Providers & Clinics	Payers	Employers	Partners
Individuals & families	Doctors, specialists, care teams	Health plans & insurance companies	Benefits teams & self-insured plans	Pharmacies, labs, transport, others

careverse — AI-powered orchestration that turns decisions into executed care.

AI Agent Orchestration	Workflow Automation	Provider Matching	Scheduling & Follow-up	Payments & Coordination	Data & Insights Intelligence
Understands intent and coordinates the right actions	Triggers and manages each step of care	Matches based on need, fit, and availability	Books, confirms, and coordinates next steps	Handles authorizations, payments, and communication	Learns from outcomes to continuously improve matching

EXISTING SYSTEMS

EHR Systems	Telehealth & Virtual Care	Payers & Insurance Systems	Payments & Infrastructure	Labs & Diagnostics	Pharmacy & Other Partners
Epic, Oracle/Cerner, athenaheath, eClinicalWorks	Teladoc, Amwell, MDLive, others	Eligibility, benefits, claims, authorizations	Clearinghouses, billing platforms, payer systems	Labcorp, Quest, imaging centers, radiology groups	Retail pharmacies, transportation, community services

No rip.
No replace.
No new systems to learn.

Careverse connects what already exists and ensures the next step happens.

One orchestration layer.
Zero disruption.

- Works across existing systems
- Integrates once
- Coordinates everything
- No swivel chair. No extra tools.

What Exists Today (And What's Missing)



Search helps you find information.
AI helps you understand it.
But neither gets care done.

1 **Search** Finds information → 2 **AI Chats** Explains options → 3 **Providers** Deliver care

What's missing in between:

1. **Clarifies coverage and estimated cost** — No clear view of what's covered or what it will cost.
2. **Matches the right provider** — No intelligent match based on your needs, network, and availability.
3. **Books the appointment** — No seamless booking or coordination across systems.
4. **Tracks what happens next** — No visibility or follow-through on tests, results, or next steps.

The system breaks between the steps—
where nothing ensures the next action actually happens.

Careverse closes these gaps.
One connected system.
Every step leads to the next.

The Solution: Careverse


PATIENTS
careverse
PROVIDERS
WORKFLOWS

Careverse ensures each step of care leads to the next—without anything getting lost in between.

We turn decisions into action.

Every step leads to the next—automatically.

Careverse does this by:

1 **Collects User Context**
We gather symptoms, history, preferences, and important details to understand each person's situation.

2 **Clarifies Coverage & Cost**
We verify insurance coverage and provide estimated out-of-pocket cost so there are no surprises.

3 **Matches the Right Provider**
We match based on clinical need, network, quality, availability, and cost—not ads or promotions.

4 **Books Care Directly**
We schedule the appointment in real time—seamlessly and with full confirmation.

5 **Tracks Next Steps**
We coordinate tests, follow-ups, results, and care transitions—keeping everyone aligned.

Data carries forward. Actions are triggered.
Patients and providers stay aligned—
from start to finish.

This is not another search tool or AI assistant.

Not a search engine.
We don't just show options—we ensure the right next step happens.

Not a chatbot.
We don't just answer questions—we execute the journey.

Not standalone AI.
We combine intelligence with real-world action and coordination.

Careverse ensures every step leads to the next—automatically.
No gaps. No confusion. Just care—done.

How It Works (Real Workflow)

Example: Knee Pain

Careverse turns a question into coordinated care—seamlessly, automatically, and completely.

1 **Activate Lidia**
You activate your personal Careverse AI agent, Lidia.

2 **Enter Symptoms**
You describe your symptoms in your own words.

3 **Triage & Gather Context**
Lidia gathers context, asks smart follow-up questions, and triages your situation.

4 **Identify Relevant Providers**
Relevant providers are identified based on network, availability, and estimated cost.

5 **Match to Specialist**
You're matched to the most appropriate specialist for your specific needs.

6 **Appointment Scheduled**
The appointment is scheduled in real time with full confirmation and instructions.

7 **Follow-up Coordinated**
Follow-up care is coordinated—imaging, results, next visit, and everything in between.


Lidia
AI Agent
Hi, I'm Lidia.
How can I help you today?
I'm having pain in my right knee. It hurts when I walk and go up stairs.
Lidia is analyzing your information...
Medical history
Lifestyle factors
Severity & duration
Top Matches for You
In-Network · Available Tomorrow
Sports Medicine Specialist
$$ Est. Cost: $35
Best Match
Dr. James Patel, MD
Orthopedic Surgeon
Appointment Confirmed
May 14, 2025 · 10:30 AM
Dr. James Patel, MD
Orthopedic Surgeon
Your Care Plan
Imaging
Scheduled
Results
Tracked
Follow-up
Booked

At each step:

Data carries forward automatically.
No repeating. No retyping. No lost information.

The next action is triggered.
Not just suggested. Actually executed.

Patient and provider stay aligned.
Better communication. Better outcomes.

What this means in practice:

Fewer staff touches per patient
Automate coordination. Eliminate manual work.

Less time coordinating follow-ups
Workflows run in the background.

Fewer dropped cases and delays
Nothing slips through the cracks.

Faster patient throughput
More care delivered. More capacity unlocked.

Instead of multiple systems and manual coordination—this happens in one continuous flow.

Why Now

Three shifts make execution possible today.

1. AI Maturity
Systems can interpret intent and guide decisions in real time.

2. Consumer Behavior
Patients expect to schedule and manage care digitally.

3. System Pressure
Rising costs and inefficiencies are forcing coordination.

AI alone is not enough.
The next step is execution.

Traction & Current Status

- Core platform built and in active testing
- AI-driven triage and workflow engine live
- Pilot launching Q2 2026 with multi-provider practice
- Early provider network forming
- Early workflows being tested with real provider scenarios


careverse
1,248
342

Build → Pilot → Deployment

We are moving from build → pilot → deployment.

Compliance & Data Strategy

Built for real-world healthcare environments.

- HIPAA-ready architecture
- Consent-based data access model
- No diagnostic claims or regulated clinical decision-making
- Built to operate alongside existing provider systems

We focus on coordination and workflow execution—not clinical judgment or diagnosis.

Interoperability Approach

Careverse is designed to integrate—not replace.

- FHIR-compatible architecture
- Designed for integration with EHR systems (Epic, Oracle/Cerner, others)
- Initial workflows operate above EHR systems for rapid deployment
- Future integrations deepen as partnerships expand

Careverse works across existing systems rather than requiring providers to replace them.

We have the technology, the partners, and the plan to execute.
Now is the time.

careverse

Why Careverse Wins

The platform purpose-built to ensure care gets done—every step, every time.


Patients
Providers
Workflows
Decisions

Market Opportunity

Healthcare is a $25 trillion global market—yet remains fragmented and inefficient.

Careverse is building the system that connects:

Patients | Providers | Workflows | Decisions

As coordination improves, more care gets delivered—and value is created at each step.

Business Model

We generate revenue when care is successfully coordinated and delivered.

Today (Pilot Phase)
- Provider-side patient routing
- Qualified, AI-triaged patient requests

Next
- SaaS / platform licensing for providers and partners
- Workflow automation tools

Future
- Transaction-based revenue tied to care delivery
- Ecosystem integrations (pharmacy, diagnostics, transport)

We are not selling ads.
We capture value when care is executed.

Why It Scales

- More providers → better access
- More patients → more data and demand
- More outcomes → better matching

More usage → better accuracy → better outcomes → more adoption.

Over time, Careverse becomes more efficient, more accurate, and more valuable.

Competition

Healthcare is not lacking solutions—it's saturated with them.

At every step of the care journey, there are point solutions.

But none were built to ensure the next step actually happens.

As a result:
- Patients fall through the cracks
- Providers lose time and revenue
- Care gets delayed—or doesn't happen

Where Careverse Fits

Careverse is the execution layer between solutions.

We connect the dots and close the gaps—so the next step happens automatically.

Search & Info → AI Guidance → Careverse (Execution Layer) → Care Delivered

We don't replace solutions.
We make them work—together.

What Makes Careverse Different

Purpose-built for execution.

- End-to-end workflow automation
- Context carries forward automatically
- Real-time coordination and tracking
- Built for providers and patients
- Outcomes focused, not ad driven
- Designed to scale with the ecosystem

Roadmap

- Q2 2026
  Pilot launch with multi-provider practice
- Q3–Q4 2026
  Expand pilot, validate workflows and outcomes
- 2027

Use of Funds

Fueling growth and execution.



- 40% Product & AI Development
- 25% Go-to-Market & Partnerships
- 20% Operations

The Team

Operators, builders, and healthcare leaders with deep experience in:

- Healthcare technology
- Provider operations
- AI and automation



Broader network expansion and platform integrations
2028 and Beyond
Scale nationally and expand into adjacent care categories
10% Data & Infrastructure
5% Compliance & Security
Strategy and growth
United by one mission:
Build the system that ensures care happens.
careverse
The system that ensures care actually happens does not exist today.
Careverse
is building it.
Better for Patients
Clearer path.
Better experience.
Better outcomes.
Better for Providers
Less admin.
More efficiency.
More capacity.
Better for the System
Lower cost.
Higher quality.
Stronger outcomes.
Better for Everyone
Care that connects.
Care that delivers.
Care that works.